Dreyfus Premier Greater China Fund

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Greater China Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After an extended period of steady gains, turmoil in U.S. credit markets over the summer of 2007 has led to heightened volatility in many international equity markets. Nonetheless, fundamentals in the global economy have remained relatively robust, particularly in the "Greater China" region, and recent rate cuts in the United States helped to sustain market rebounds in many regions of the world.

While we expect the global expansion to continue, it probably will do so at a slower rate as U.S. consumer spending moderates and as some high-flying emerging markets, notably China, take steps to reduce unsustainably high growth rates by tightening their respective monetary policies. However, the U.S. dollar has declined against most major currencies throughout most of the reporting period, making investments denominated in foreign currencies more valuable for U.S. residents. Lastly, a stubborn U.S. trade deficit and stronger economic growth in overseas markets continue to attract global capital away from U.S. markets and toward those with higher potential returns. As always, we encourage you to discuss these developments with your financial advisor, who can help you make any adjustments that may be right for your portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by Hugh Simon and Nina Wu, Portfolio Managers

Fund and Market Performance Overview

Chinese companies continued to post impressive earnings growth in a fast-growing economy that was driven by robust export investment, booming domestic consumption, strong government spending on infrastructure and ample trade surpluses. In fact, China's export growth is still impressive in 2007, but foreign direct investment growth is not so strong as before. These conditions led to triple-digit gains in share prices of some companies trading on China stock exchanges. In comparison, the fund's benchmark, which reflects the performance of more established companies that trade on the Hong Kong exchange, produced more moderate, though still excellent, returns.

For the 12-month period ended October 31, 2007, Dreyfus Premier Greater China Fund produced total returns of 148.75% for Class A shares, 146.79% for Class B shares, 146.90% for Class C shares, 149.45% for Class I shares and 148.04% for Class T shares.[1] In comparison, the fund's benchmark, the Hang Seng Index, produced a total return of 76.85% for the same period.[2]

As of June 1, 2007, Class R shares were renamed Class I shares.

Please note that the fund's returns were achieved during a period in which market conditions were favorable to the Chinese market in general and the fund's investment strategy in particular. Such returns are not sustainable and should not be expected to continue over the long run. An investment in the fund is suitable only as a supplement to an overall investment program for those investors willing to accept the greater risks and market volatility associated with investments in the Greater China region and should be viewed as a long-term investment.

The Fund's Investment Approach

The fund, which seeks long-term capital appreciation, normally invests at least 80% of its assets in stocks of companies that (i) are principally traded in China, Hong Kong or Taiwan (Greater China), (ii) derive at least 50% of their revenues from Greater China, or (iii) have at least 50% of their assets in Greater China. To determine where the fund will invest, we analyze several factors, including economic and political trends in Greater China, the current financial condition and future prospects of individual companies and sectors in the region, and the valuation of one market or company relative to that of another.

Chinese Government Allows Investors to Buy Elsewhere

Longstanding government restrictions on investments outside the country have lifted gradually, benefiting share prices in nearby regions. To reduce pressure on its currency, certain qualified institutional investors are now allowed to invest outside of China. Most of that money is invested in Hong Kong, where stocks generally have lower valuations than on the mainland. The resulting rapid appreciation of Hong Kong stocks has benefited the fund. Some privately issued funds, retail investors and some large companies were front-runners.

China's "B" shares, which are available to both non-Chinese investors and Chinese investors with foreign currency assets, have surged along with the region's economy. In addition, concerns regarding a U.S. economic slowdown led to enhanced global capital flows into this high growth market. As a result, the Shanghai B Share Index more than tripled during the 12-month period. We enlarged the fund's B-share portfolio during that period.

Our B-share selection strategy focused primarily on construction materials, consumption, energy, finance, machinery, and real estate companies. For example, Inner Mongolia Yitai Coal was up about 1500% during the reporting period on the strength of rising commodity prices and expanded capacity. China Everbright, which is not a Class B-share company, but a Class H-share company listed in Hong Kong with both commercial and investment bank businesses, appreciated 670% during the reporting period.

We reduced our exposure to the export sector due to an increasingly bellicose trade war between China and the United States. The only sector in which the fund has export exposure is the machinery and equipment area, as Chinese companies continue to upgrade their products to compete with world-class companies. These upgrades have led to a robust growth in sales and profit margins.

Sub-Prime Lending Woes Felt In Greater China

Despite the soaring Chinese market, some of the fund's holdings proved disappointing. L.K. Technology Holdings, a small-cap manufacturer that went public in October 2006, has not yet received sufficient research coverage, causing the stock to languish. Shin Kong Financial Group, which was added to the fund in the third quarter, lost value due to exposure to sub-prime mortgages. Still, we have faith in China's real estate industry, which we believe represents a hedge against inflation. In addition, the fund's holdings in Chinese property companies recently have traded at attractive discounts to their underlying asset values.

A Continuing Focus on Small- and Midcap Companies

In our judgment, strong liquidity flows from China will continue to support the Hong Kong market, with robust earnings growth momentum potentially offsetting valuation concerns. In addition, we have increased the fund's investment in the more attractively priced Taiwan stock market, where we have focused on domestic sectors. After its significant rally, we believe that China's portfolio managers will be more cautious and selective when investing in the Hong Kong market. These managers are likely to turn their attention from richly valued large-cap stocks to more attractively priced small- and midcap companies, areas that remain the fund's investment focus.

November 15, 2007

Emerging markets, such as those of China and Taiwan, tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of companies located in emerging markets are often subject to rapid and large changes in price. An investment in this fund should be considered only as a supplement to a complete investment program.

[1]   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
   A significant portion of the fund's performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2]   *SOURCE: BLOOMBERG L.P. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Hang Seng Index is a free-float capitalization-weighted index of 36 companies that represents approximately 66% of the total market cap of the Stock Exchange of Hong Kong. Index components are capped at 25% and divided into four sub-indexes. Return quoted is in U.S. dollars.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Greater China Fund Class A shares, Class B shares, Class C shares and Class I shares and the Hang Seng Index

† Source: Bloomberg L.P.

Past performance is not predictive of future performance.

A significant portion of the fund's performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class I shares of Dreyfus Premier Greater China Fund on 5/12/98 (inception date) to a $10,000 investment made in the Hang Seng Index (the "Index") on that date. For comparative purposes, the value of the Index on 4/30/98 is used as the beginning value on 5/12/98. All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class I shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is a capitalization-weighted index of approximately 33 companies that represent 70 percent of the total market capitalization of the Stock Exchange of Hong Kong. The components of the Index are divided into four subindices: Commerce, Finance, Utilities and Properties. The Index does not take into account charges, fees and other expenses. The Index reflects reinvestment of net dividends and where applicable, capital gain distribution. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/07*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**5/12/98**	**134.47%**	**43.68%**	**24.81%**
without sales charge	**5/12/98**	**148.75%**	**45.40%**	**25.59%**
Class B shares				
with applicable redemption charge †	**5/12/98**	**142.79%**	**44.17%**	**24.96%**
without redemption	**5/12/98**	**146.79%**	**44.26%**	**24.96%**
Class C shares				
with applicable redemption charge ††	**5/12/98**	**145.90%**	**44.30%**	**24.63%**
without redemption	**5/12/98**	**146.90%**	**44.30%**	**24.63%**
Class I shares	**5/12/98**	**149.45%**	**45.84%**	**25.96%**
Class T shares				
with applicable sales charge (4.5%)	**3/1/00**	**136.85%**	**43.70%**	**24.68%†††**
without sales charge	**3/1/00**	**148.04%**	**45.03%**	**25.29%†††**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class T shares of the fund reflect the performance of the fund's Class A shares for periods prior to 3/1/00 (the inception date for Class T shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Greater China Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 11.53	$ 16.95	$ 16.43	$ 9.69	$ 13.43
Ending value (after expenses)	$1,613.50	$1,606.90	$1,607.30	$1,615.60	$1,611.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 8.89	$ 13.09	$ 12.68	$ 7.48	$ 10.36
Ending value (after expenses)	$1,016.38	$1,012.20	$1,012.60	$1,017.80	$1,014.92

† *Expenses are equal to the fund's annualized expense ratio of 1.75% for Class A, 2.58% for Class B, 2.50% for Class C, 1.47% for Class I and 2.04% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007

Common Stocks−97.4%	Shares	Value ($)
China−59.7%		
Air China, Cl. H	27,389,000	42,736,612
AviChina Industry & Technology, Cl. H	110,090,000 [a]	32,186,613
Beijing Capital Land, Cl. H	36,478,000	32,580,286
Bengang Steel Plates, Cl. B	48,562,876	57,830,467
C.C Land Holdings	13,659,000	27,209,274
CGS Holding, Cl. B	20,250,766	28,188,791
China Aoyuan Property Group	7,996,000 [a]	6,881,097
China Automation Group	878,000 [a]	337,158
China Communication Services, Cl. H	48,000,000 [a]	42,068,694
China Merchants Property Development	4,662,830	27,082,878
China Petroleum & Chemical, Cl. H	36,000,000	54,764,093
China Telecom, Cl. H	84,000,000	74,396,567
ChinaSoft International	26,190,000	5,282,989
Chongqing Changan Automobile, Cl. B	9,410,600	11,975,263
Dalian Refrigeration, Cl. B	16,159,277	16,210,344
Datang International Power Generation, Cl. H	22,000,000	25,690,460
Dongfeng Motor Group, Cl. H	35,000,000	32,269,366
Guangshen Railway, Cl. H	22,674,000	19,466,688
Guangzhou Pharmaceutical, Cl. H	8,361,000	9,204,241
Haitian International Holdings	14,835,000	11,933,407
Huaxin Cement, Cl. B	7,226,277	26,888,263
Hunan Non-Ferrous Metal, Cl. H	50,930,000	46,725,598
Inner Mongolia Yitai Coal, Cl. B	7,278,460	72,714,385
Lianhua Supermarket Holdings, Cl. H	15,499,000	24,798,632
Maanshan Iron and Steel, Cl. H	24,560,000	21,833,985
PetroChina, Cl. H	14,000,000	36,365,112
Shandong Chenming Paper Holdings, Cl. B	34,583,845	39,877,972
Shanghai Forte Land, Cl. H	46,000,000	35,931,741
Shanghai Friendship Group, Cl. B	19,407,671	36,161,986
Shanghai Prime Machinery, Cl. H	36,015,000	17,032,898
Sino-Ocean Land Holdings	19,145,000 [a]	34,482,589
Solarfun Power Holdings, ADR	603,500 [a]	8,461,070
Spreadtrum Communications, ADR	1,264,060 [a]	16,331,655
Tong Ren Tang Technologies, Cl. H	2,763,000	5,942,819
Xinjiang Xinxin Mining Industry, Cl. H	19,807,000 [a]	36,646,029
Yangzijiang Shipbuilding Holdings	23,472,000 [a]	42,140,143
Zijin Mining Group, Cl. H	15,268,000	27,366,915

Common Stocks (continued)	Shares	Value ($)
China (continued)		
ZTE, Cl. H	600,000	3,668,732
		1,091,665,812
Hong Kong–26.6%		
BOC Hong Kong Holdings	8,000,000	22,921,206
China Everbright	14,000,000 [a]	64,464,466
China Foods	19,800,000	15,244,879
China Oil and Gas Group	26,000,000 [a]	3,563,320
China Sciences Conservational Power	19,450,000 [a]	376,418
China Travel International Investment Hong Kong	57,742,000	46,399,083
CITIC International Financial Holdings	28,700,000	24,626,934
Comba Telecom Systems Holdings	31,338,000	12,200,194
Dynasty Fine Wines Group	52,768,000	23,522,156
Fubon Bank Hong Kong	11,374,000	8,348,515
Global Green Tech Group	43,111,000	17,166,896
Greentown China Holdings	16,475,300	35,170,925
Hang Fung Gold Technology	22,147,800	3,886,792
HKR International	5,509,600	5,648,338
Hua Han Bio-Pharmaceutical Holdings, Cl. H	24,302,000	6,902,748
Jutual Offshore Oil Services	4,870,000	2,185,227
L.K. Technology Holdings	62,242,500	7,386,410
Lifestyle International Holdings	3,896,000 [a]	10,757,015
Luk Fook Holdings	5,184,000	3,891,109
Ming Fung Jewellery Group	10,780,000	1,684,738
Neo-China Group Holdings	16,580,000	20,284,921
New World Development	6,000,000	21,520,253
Samling Global	30,130,000	10,365,595
Shanghai Industrial Holdings	6,967,000	41,309,977
TCC International Holdings	2,206,000	3,322,360
Wasion Meters Group	23,383,000	16,677,161
Wharf Holdings	4,000,000	24,214,326
Zhuzhou CSR Times Electric, Cl. H	17,245,000	33,042,578
		487,084,540
Singapore–4.3%		
Beauty China Holdings	13,000,000	12,644,608
China Sky Chemical Fibre	7,998,000	13,252,105

Common Stocks (continued)	Shares	Value ($)
Singapore (continued)		
Cosco Singapore	4,000,000	21,931,696
Yanlord Land Group	11,223,000	30,638,334
		78,466,743
Taiwan−6.7%		
Catcher Technology	562,900	3,912,247
Everlight Electronics	446	1,983
First Steamship	7,000,000 a	19,622,990
Gemtek Technology	7,709,014	17,510,630
KGI Securities	40,000,000	23,156,112
Shin Kong Financial Holding	12,581,954	11,855,160
Taiwan Fertilizer	7,905,000	20,574,021
Yang Ming Marine Transport	31,057,701	25,753,399
		122,386,542
United States−.1%		
Far East Energy	1,730,000 a	2,370,100
Far East Energy (warrants)	625,000 a	0
		2,370,100
Total Investments (cost $1,166,903,959)	**97.4%**	**1,781,973,737**
Cash and Receivables (Net)	**2.6%**	**48,315,485**
Net Assets	**100.0%**	**1,830,289,222**

ADR—American Depository Receipts
a Non-income producing security.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	23.5	Telecommunication Services	6.4
Industrial	17.7	Technology	3.2
Materials	16.2	Utilities	1.4
Consumer Discretionary	11.5	Health Care	1.2
Energy	9.2		
Consumer Staples	7.1		**97.4**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,166,903,959	1,781,973,737
Cash		14,537,370
Cash denominated in foreign currencies	24,370,807	24,634,949
Receivable for shares of Common Stock subscribed		20,560,255
Dividends receivable		539,206
Prepaid expenses		45,572
		1,842,291,089
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		2,972,905
Payable for shares of Common Stock redeemed		4,540,175
Payable for investment securities purchased		4,173,337
Net unrealized depreciation on forward currency exchange contracts–Note 4		2,942
Accrued expenses		312,508
		12,001,867
Net Assets ($)		**1,830,289,222**
Composition of Net Assets ($):		
Paid-in capital		1,003,178,450
Accumulated net realized gain (loss) on investments		211,776,316
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		615,334,456
Net Assets ($)		**1,830,289,222**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	1,008,290,916	60,318,612	513,012,463	233,750,558	14,916,673
Shares Outstanding	14,843,832	939,769	7,999,480	3,386,858	225,954
Net Asset Value Per Share ($)	**67.93**	**64.18**	**64.13**	**69.02**	**66.02**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Cash dividends (net of $397,659 foreign taxes withheld at source)	13,347,128
Interest	138,613
Total Income	**13,485,741**
Expenses:	
Investment advisory fees–Note 3(a)	11,237,742
Shareholder servicing costs–Note 3(c)	2,865,952
Distribution fees–Note 3(b)	2,151,101
Custodian fees–Note 3(c)	1,009,383
Registration fees	206,842
Directors' fees and expenses–Note 3(d)	133,153
Prospectus and shareholders' reports	91,762
Professional fees	52,222
Miscellaneous	46,518
Total Expenses	**17,794,675**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(198,888)
Net Expenses	**17,595,787**
Investment (Loss)–Net	**(4,110,046)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	223,291,998
Net realized gain (loss) on forward currency exchange contracts	(1,987,548)
Net Realized Gain (Loss)	**221,304,450**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	582,688,386
Net Realized and Unrealized Gain (Loss) on Investments	**803,992,836**
Net Increase in Net Assets Resulting from Operations	**799,882,790**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007a	2006
Operations ($):		
Investment income (loss)–net	(4,110,046)	240,621
Net realized gain (loss) on investments	221,304,450	47,166,456
Net unrealized appreciation (depreciation) on investments	582,688,386	31,508,736
Net Increase (Decrease) in Net Assets Resulting from Operations	**799,882,790**	**78,915,813**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(2,778,893)	(42,341)
Class B shares	(241,195)	–
Class C shares	(938,449)	–
Class I shares	(472,716)	(9,713)
Class T shares	(18,762)	–
Net realized gain on investments:		
Class A shares	(25,280,635)	–
Class B shares	(4,586,585)	–
Class C shares	(13,094,855)	–
Class I shares	(3,775,788)	–
Class T shares	(204,147)	–
Total Dividends	**(51,392,025)**	**(52,054)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	718,938,070	125,360,265
Class B shares	5,796,182	10,088,044
Class C shares	344,453,119	42,577,169
Class I shares	247,388,031	33,060,006
Class T shares	12,165,266	1,025,598

	Year Ended October 31,	
	2007[a]	2006
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	22,474,328	33,289
Class B shares	3,608,275	–
Class C shares	8,908,370	–
Class I shares	3,951,021	8,607
Class T shares	188,437	–
Cost of shares redeemed:		
Class A shares	(307,319,084)	(67,011,749)
Class B shares	(18,553,199)	(8,343,532)
Class C shares	(128,746,883)	(18,741,572)
Class I shares	(133,597,356)	(19,869,755)
Class T shares	(3,256,517)	(724,629)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**776,398,060**	**97,461,741**
Total Increase (Decrease) in Net Assets	**1,524,888,825**	**176,325,500**
Net Assets ($):		
Beginning of Period	305,400,397	129,074,897
End of Period	**1,830,289,222**	**305,400,397**
Investment (loss)–net	–	(602,339)

	Year Ended October 31,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	15,557,507	4,346,522
Shares issued for dividends reinvested	666,219	1,545
Shares redeemed	(6,711,173)	(2,400,824)
Net Increase (Decrease) in Shares Outstanding	**9,512,553**	**1,947,243**
Class B[b]		
Shares sold	139,160	369,187
Shares issued for dividends reinvested	112,442	–
Shares redeemed	(442,791)	(326,226)
Net Increase (Decrease) in Shares Outstanding	**(191,189)**	**42,961**
Class C		
Shares sold	7,692,714	1,529,838
Shares issued for dividends reinvested	277,922	–
Shares redeemed	(2,902,931)	(741,776)
Net Increase (Decrease) in Shares Outstanding	**5,067,705**	**788,062**
Class I		
Shares sold	5,620,916	1,120,363
Shares issued for dividends reinvested	115,561	395
Shares redeemed	(2,946,234)	(686,656)
Net Increase (Decrease) in Shares Outstanding	**2,790,243**	**434,102**
Class T		
Shares sold	253,629	35,069
Shares issued for dividends reinvested	5,734	–
Shares redeemed	(73,618)	(27,506)
Net Increase (Decrease) in Shares Outstanding	**185,745**	**7,563**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *During the period ended October 31, 2007, 28,729 Class B shares representing $1,217,976 were automatically converted to 27,253 Class A shares and during the period ended October 31, 2006, 34,258 Class B shares representing $894,279 were automatically converted to 32,730 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	31.02	19.32	19.64	19.18	12.26
Investment Operations:					
Investment income (loss)-net [a]	(.12)	.12	.12	.21	.10
Net realized and unrealized gain (loss) on investments	41.61	11.59	(.15)	.48	6.88
Total from Investment Operations	41.49	11.71	(.03)	.69	6.98
Distributions:					
Dividends from investment income–net	(.45)	(.01)	(.13)	(.04)	(.06)
Dividends from net realized gain on investments	(4.13)	–	(.16)	(.19)	–
Total Distributions	(4.58)	(.01)	(.29)	(.23)	(.06)
Net asset value, end of period	67.93	31.02	19.32	19.64	19.18
Total Return (%) [b]	148.75	60.66	(.29)	3.70	57.25
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.77	1.92	2.05	2.09	2.82
Ratio of net expenses to average net assets	1.75	1.88	2.04	2.09	2.25
Ratio of net investment income (loss) to average net assets	(.26)	.44	.56	1.02	.68
Portfolio Turnover Rate	106.59	188.08	178.32	154.41	194.40
Net Assets, end of period ($ x 1,000)	1,008,291	165,363	65,371	70,072	33,324

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

	Year Ended October 31,				
Class B Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	29.53	18.53	18.89	18.56	11.89
Investment Operations:					
Investment income (loss)-net[a]	(.50)	(.14)	(.05)	.08	.00[b]
Net realized and unrealized gain (loss) on investments	39.50	11.14	(.13)	.44	6.67
Total from Investment Operations	39.00	11.00	(.18)	.52	6.67
Distributions:					
Dividends from investment income–net	(.22)	–	(.02)	–	–
Dividends from net realized gain on investments	(4.13)	–	(.16)	(.19)	–
Total Distributions	(4.35)	–	(.18)	(.19)	–
Net asset value, end of period	64.18	29.53	18.53	18.89	18.56
Total Return (%)[c]	146.79	59.37	(1.08)	2.88	56.10
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.58	2.73	2.84	2.87	3.66
Ratio of net expenses to average net assets	2.56	2.70	2.83	2.86	3.00
Ratio of net investment income (loss) to average net assets	(1.19)	(.55)	(.23)	.38	.01
Portfolio Turnover Rate	106.59	188.08	178.32	154.41	194.40
Net Assets, end of period ($ x 1,000)	60,319	33,402	20,160	20,601	6,420

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
See notes to financial statements.

Class C Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	29.56	18.54	18.91	18.57	11.90
Investment Operations:					
Investment income (loss)-net [a]	(.46)	(.11)	(.04)	.07	(.01)
Net realized and unrealized gain (loss) on investments	39.46	11.13	(.15)	.46	6.68
Total from Investment Operations	39.00	11.02	(.19)	.53	6.67
Distributions:					
Dividends from investment income–net	(.30)	–	(.02)	(.00)[b]	(.00)[b]
Dividends from net realized gain on investments	(4.13)	–	(.16)	(.19)	–
Total Distributions	(4.43)	–	(.18)	(.19)	(.00)[b]
Net asset value, end of period	64.13	29.56	18.54	18.91	18.57
Total Return (%)[c]	146.90	59.44	(1.07)	2.90	56.08
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.53	2.69	2.82	2.83	3.42
Ratio of net expenses to average net assets	2.51	2.66	2.82	2.83	2.97
Ratio of net investment income (loss) to average net assets	(1.03)	(.42)	(.21)	.33	(.08)
Portfolio Turnover Rate	106.59	188.08	178.32	154.41	194.40
Net Assets, end of period ($ x 1,000)	513,012	86,666	39,748	40,423	14,363

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
See notes to financial statements.

	Year Ended October 31,				
Class I Shares	2007[a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	31.43	19.56	19.88	19.38	12.36
Investment Operations:					
Investment income—net[b]	.08	.33	.14	.28	.14
Net realized and unrealized gain (loss) on investments	42.16	11.60	(.13)	.48	6.97
Total from Investment Operations	42.24	11.93	.01	.76	7.11
Distributions:					
Dividends from investment income—net	(.52)	(.06)	(.17)	(.07)	(.09)
Dividends from net realized gain on investments	(4.13)	–	(.16)	(.19)	–
Total Distributions	(4.65)	(.06)	(.33)	(.26)	(.09)
Net asset value, end of period	69.02	31.43	19.56	19.88	19.38
Total Return (%)	149.45	61.14	(.04)	3.96	57.93
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.49	1.62	1.77	1.80	2.56
Ratio of net expenses to average net assets	1.47	1.58	1.77	1.80	1.92
Ratio of net investment income to average net assets	.16	1.13	.68	1.28	1.04
Portfolio Turnover Rate	106.59	188.08	178.32	154.41	194.40
Net Assets, end of period ($ x 1,000)	233,751	18,752	3,179	4,854	1,570

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	30.27	18.91	19.26	18.83	12.07
Investment Operations:					
Investment income (loss)−net[a]	(.26)	.01	.17	.18	.21
Net realized and unrealized gain (loss) on investments	40.52	11.35	(.27)	.46	6.64
Total from Investment Operations	40.26	11.36	(.10)	.64	6.85
Distributions:					
Dividends from investment income−net	(.38)	−	(.09)	(.02)	(.09)
Dividends from net realized gain on investments	(4.13)	−	(.16)	(.19)	−
Total Distributions	(4.51)	−	(.25)	(.21)	(.09)
Net asset value, end of period	66.02	30.27	18.91	19.26	18.83
Total Return (%)[b]	148.04	60.07	(.58)	3.44	57.16
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.08	2.28	2.29	2.43	3.46
Ratio of net expenses to average net assets	2.04	2.25	2.29	2.40	2.36
Ratio of net investment income (loss) to average net assets	(.55)	.02	.81	.85	1.51
Portfolio Turnover Rate	106.59	188.08	178.32	154.41	194.40
Net Assets, end of period ($ x 1,000)	14,917	1,217	617	855	295

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Greater China Fund (the "fund") is a separate non-diversified portfolio of Dreyfus Premier International Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Hamon U.S. Investment Advisors Limited ("Hamon") serves as the fund's sub-investment adviser. Hamon is an affiliate of Dreyfus.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 200 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures and options are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $178,576,776, undistributed capital gains $34,592,967 and unrealized appreciation $613,941,029.

The tax character of distributions paid to shareholders during the fiscal years ended October 31, 2007 and October 31, 2006, were as follows: ordinary income $34,234,798 and $52,054 and long-term capital gains $17,157,227 and $0, respectively.

During the period ended October 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency gains and losses, passive foreign investment companies and net operating losses, the fund increased accumulated undistributed investment income-net by $9,162,400 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per shares were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2007, the fund did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Hamon, Dreyfus pays Hamon a fee payable monthly at the annual rate of .625% of the value of the fund's average daily net assets.

During the period ended October 31, 2007, the Distributor retained $1,897,541 and $33,758 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $176,722 and $491,857 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended October 31, 2007, Class B, Class C and Class T shares were charged $341,547, $1,796,799 and $12,755, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B, Class C and Class T shares were charged $1,216,539, $113,849, $598,933 and $12,755, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $372,362 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $536,609. Prior to becoming an affiliate, The Bank of New York was paid $472,774 for custody services to the fund for the eight months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $4,660 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $1,813,410, Rule 12b-1 distribution plan fees $342,482, shareholder services plan fees $315,520, custodian fees $418,281, chief compliance officer fees $2,812 and transfer agency per account fees $80,400.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4-Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended October 31, 2007, amounted to $1,634,743,290 and $950,483,449, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized (Depreciation) ($)
Purchases:				
Hong Kong Dollar, expiring 11/1/2007	30,980,000	4,000,000	3,997,058	**(2,942)**

At October 31, 2007, the cost of investments for federal income tax purposes was $1,168,297,386; accordingly, accumulated net unrealized appreciation on investments was $613,676,351, consisting of $626,518,739 gross unrealized appreciation and $12,842,388 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Greater China Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Greater China Fund (one of the series comprising Dreyfus Premier International Funds, Inc.) as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2007 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Greater China Fund at October 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended October 31, 2007:

— the total amount of taxes paid to foreign countries was $397,659

— the total amount of income sourced from foreign countries was $12,514,458.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2007 calendar year with Form 1099-DIV which will be mailed by January 31, 2008. For the fiscal year ended October 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $2,081,434 represents the maximum amount that may be considered qualified dividend income. Also, the fund hereby designates $1.5096 per share as a long-term capital gain distribution and $2.6207 per share as a short-term capital gain distribution paid on December 22, 2006.

At a meeting of the fund's Board held on May 23, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus and the Sub-Investment Advisory Agreement between Dreyfus and Hamon U.S. Investment Advisors Limited ("Hamon") (together, the "Agreements") for a one-year term ending July 31, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Agreements, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund by Dreyfus and Hamon pursuant to their Agreements. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's and Hamon's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Advisory Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, advisory fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual advisory fees and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees.

In its review of performance, the Board noted that the fund's average annual total return ranked in the first quintile of its Performance Group and its Performance Universe for the one-, two-, three-, four- and five-year periods ended March 31, 2007.

In its review of the fund's advisory fee and operating expenses, the Board examined the range of advisory fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's actual management fee was higher than the median of the Expense Group, but that the fund's total expense ratio was lower than the median of the Expense Group.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Agreements. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus and Hamon are adequate and appropriate.
- The Board generally was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Agreements was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

Gordon J. Davis (66)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
- President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 36

David P. Feldman (68)
Board Member (1991)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 49

Lynn Martin (67)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women from March 1993-September 2005

Other Board Memberships and Affiliations:
• AT&T Inc., a telecommunications company, Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Chicago Council on Global Affairs
• Coca-Cola International Advisory Council
• Deutsche Bank Advisory Council

No. of Portfolios for which Board Member Serves: 9

—————————

Daniel Rose (78)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 34

—————————

Philip L. Toia (74)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Private Investor

No. of Portfolios for which Board Member Serves: 19

—————————

Sander Vanocur (79)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 34

Anne Wexler (77)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 49

—————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director-Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager — Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2002.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Greater China Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Hamon U.S. Investment Advisors Ltd.
4310-4315 Jardine House
1 Connaught Place, Central
Hong Kong

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPCAX	Class B: DPCBX	Class C: DPCCX
	Class I: DPCRX	Class T: DPCTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0130AR1007

Dreyfus Premier International Growth Fund

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier International Growth Fund covering the 12-month period from November 1, 2006, through October 31, 2007.

After an extended period of steady gains, turmoil in U.S. credit markets over the summer of 2007 has led to heightened volatility in many international equity markets. Nonetheless, fundamentals in the global economy have remained relatively robust, particularly in the "Greater China" region, and recent rate cuts in the United States helped to sustain market rebounds in many regions of the world.

While we expect the global expansion to continue, it probably will do so at a slower rate as U.S. consumer spending moderates and as some high-flying emerging markets, notably China, take steps to reduce unsustainably high growth rates by tightening their respective monetary policies. However, the U.S. dollar has declined against most major currencies throughout most of the reporting period, making investments denominated in foreign currencies more valuable for U.S. residents. Lastly, a stubborn U.S. trade deficit and stronger economic growth in overseas markets continue to attract global capital away from U.S. markets and toward those with higher potential returns. As always, we encourage you to discuss these developments with your financial advisor, who can help you make any adjustments that may be right for your portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by William S. Patzer, Portfolio Manager

On August 8, 2007, William S. Patzer became the fund's primary portfolio manager.

Fund and Market Performance Overview

International stock markets performed strongly during the reporting period despite bouts of volatility brought on by sharp declines in Chinese equity markets and credit concerns in the U.S. sub-prime mortgage market. Robust mergers-and-acquisitions activity, vigorous global economic growth and ongoing demand for basic materials and commodities from emerging markets fueled the markets' advance. The fund produced returns comparable to its benchmark, mainly due to favorable selections of materials and consumer-staples stocks.

For the 12-month period ended October 31, 2007, Dreyfus Premier International Growth Fund produced total returns of 26.98% for Class A shares, 26.02% for Class B shares, 26.05% for Class C shares, 27.40% for Class I shares and 25.98% for Class T shares.[1] For comparison purposes, the Morgan Stanley Capital International World ex U.S. Index produced a total return of 26.33% for the period.[2] Please note that effective June 1, 2007, the fund's Class R shares were renamed Class I shares.

The Fund's Investment Approach

The fund invests primarily in growth stocks of foreign companies. Normally, the fund invests at least 80% of its assets in stocks, including common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

In choosing stocks, we seek to identify companies with positive growth characteristics and improving business momentum not yet recognized by the market. We look to add value through security selection and earnings growth and valuation (as measured by traditional value measures, such as price-to-earnings, price-to-cash flow and price-to-book value). Companies are then ranked within region, country and economic sector. Higher ranked companies are reviewed and an investment decision made using traditional fundamental techniques.

Resource-Hungry Emerging Markets Spurred Advance

Robust economic growth in many emerging markets provided a catalyst for the international stock markets' advance. As industrial construction activity in developing markets such as China and India increased, numerous materials producers and consumer staples companies posted double- and triple-digit returns. Heightened levels of mergers-and-acquisitions activity also put upward pressure on stock prices in the developed economies of Europe. Japan remained a laggard in the global markets, as investors waited for a sustainable economic recovery in a nation still struggling to reform its financial system.

Materials and Consumer Staples Stocks Bolstered the Fund's Results

Our modest overweight in the materials sector along with strong security selections in this market sector boosted the fund's performance. Australia-based materials producer BHP Billiton, British diversified-mining group Xstrata, and Japanese industrial developer Mistui & Co. fared well due to their participation in fast-growing emerging markets and the effects of rising commodities prices.

Consumer staples stocks also bolstered the fund's relative performance, with Belgian brewer InBev and Danish brewer Carlsberg Group increasing their market shares in developing countries. In the information technology sector, an increase in Chinese and Indian contracts for Nokia handsets sent the Finnish mobile-phone company's stock price higher. The growing popularity of Nintendo's Wii gaming system benefited the Japanese technology company, while gains posted by Canada's Research In Motion were driven by strong sales of its Blackberry handheld wireless device.

In addition, a strong security selection strategy in Japan, Belgium and Australia proved advantageous. Active weights in the strong-performing Norway and Denmark equity markets also assisted the fund's relative performance.

On the other hand, credit issues stemming from the burgeoning sub-prime mortgage crisis in the United States hurt a number of international financial companies that held securities backed by sub-prime loans, such as Royal Bank of Scotland Group and Halifax Bank of Scotland in the United Kingdom, and Pacific Management Corp., Sumitomo Trust & Banking Company and Orix Corp. in Japan. Pacific

Management Corp. was sold during the reporting period. In the consumer discretionary sector, shares of consumer electronics manufacturer Sony declined due to competitive pressures in its video-game console business, and U.K. developer Barratt Developments, also sold during the reporting period, struggled in a softening local real-estate market. The fund's lack of exposure to strong-performing benchmark components Porsche and Volkswagen, in which the fund did not find compelling growth opportunities, also detracted from relative performance. The fund also did not participate in gains in benchmark components Dutch bank ABN Amro and the Hong Kong Exchange as neither company met our investment criteria.

The Fund Remains Positioned for Robust Global Economic Growth

Low interest rates in many overseas markets coupled with strong industrial and consumer demand suggest to us that the global economic expansion is likely to continue. We believe the need for infrastructure construction and basic consumer goods and services in emerging markets will persist, potentially leading to additional growth opportunities for materials and consumer staples businesses. We also believe that the volatility stemming from the U.S. sub-prime mortgage crisis will not abate in the near-term, making it difficult to find financial companies that meet our investment criteria. We intend to maintain our sector- and country-neutral approach, focusing on our bottom-up stock selection strategy to find companies with strong growth potential at attractive valuations.

November 15, 2007

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect from September 14, 2007, until September 13, 2008, at which time may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an unmanaged index of global stock market performance, excluding the United States, consisting solely of equity securities. The index does not take into account charges, fees and other expenses.*

FUND PERFORMANCE



25,500

Dreyfus Premier International
Growth Fund (Class A shares) ————

Dreyfus Premier International
Growth Fund (Class B shares) ··········

21,500

Dreyfus Premier International
Growth Fund (Class C shares) ————

Dreyfus Premier International
Growth Fund (Class I shares) · · · · · · ·

17,500

Morgan Stanley Capital
International World ex U.S. Index† ————

Dollars

13,500

9,500

5,500

$25,045

$18,136
$16,925
$16,824
$16,398

97   98   99   00   01   02   03   04   05   06   07

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus Premier International
Growth Fund Class A shares, Class B shares, Class C shares and Class I shares and the Morgan
Stanley Capital International World ex U.S. Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A, Class B, Class C and Class I shares of Dreyfus Premier International Growth Fund on 10/31/97 to a $10,000 investment made in the Morgan Stanley Capital International World ex U.S. Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class I shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/07*

	Inception Date	1 Year	5 Years	10 Years
Class A shares				
with maximum sales charge (5.75%)		19.68%	21.99%	5.34%
without sales charge		26.98%	23.43%	5.96%
Class B shares				
with applicable redemption charge †		22.02%	22.16%	5.40%
without redemption		26.02%	22.34%	5.40%
Class C shares				
with applicable redemption charge ††		25.05%	22.44%	5.07%
without redemption		26.05%	22.44%	5.07%
Class I shares		27.40%	23.23%	6.13%
Class T shares				
with applicable sales charge (4.5%)	**3/1/00**	20.32%	21.12%	4.77%†††
without sales charge	**3/1/00**	25.98%	22.26%	5.25%†††

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class T shares of the fund reflect the performance of the fund's Class A shares for periods prior to 3/1/00 (the inception date for Class T shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Growth Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.65	$ 12.09	$ 11.83	$ 6.54	$ 13.23
Ending value (after expenses)	$1,107.80	$1,103.70	$1,104.10	$1,109.70	$1,099.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.32	$ 11.57	$ 11.32	$ 6.26	$ 12.68
Ending value (after expenses)	$1,017.95	$1,013.71	$1,013.96	$1,019.00	$1,012.60

† *Expenses are equal to the fund's annualized expense ratio of 1.44% for Class A, 2.28% for Class B, 2.23% for Class C, 1.23% for Class I and 2.50% for Class T; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007

Common Stocks—96.4%	Shares	Value ($)
Australia—5.5%		
BHP Billiton	47,620	2,073,841
Coca-Cola Amatil	70,130	671,519
Commonwealth Bank of Australia	5,000	288,683
		3,034,043
Austria—.5%		
OMV	3,690	**275,816**
Belgium—2.7%		
Delhaize Group	6,860	650,467
InBev	8,900	839,904
		1,490,371
Canada—7.3%		
Bank of Nova Scotia	4,700	265,508
Barrick Gold	10,400	461,392
Bombardier, Cl. B	93,900 [a]	555,445
Cognos	6,140 [a]	309,026
Research In Motion	4,800 [a]	597,021
Rogers Communication, Cl. B	9,800	498,333
Teck Cominco Ltd., Cl. B	21,300	1,064,437
TransCanada	6,200	263,141
		4,014,303
Denmark—2.1%		
Carlsberg, Cl. B	4,560	614,073
Novo Nordisk, Cl. B	4,600	570,296
		1,184,369
Finland—2.5%		
Neste Oil	7,030	252,604
Nokia	28,500	1,128,914
		1,381,518
France—8.3%		
Alstom	2,020	476,575
AXA	9,860	440,688
BNP Paribas	5,432	598,613
Cap Gemini	4,270	272,107
Compagnie Generale de Geophysique-Veritas	1,018 [a]	333,429

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Lafarge	4,201	682,964
Sanofi-Aventis	3,807	333,798
Total	7,752	624,795
Vivendi	18,500	832,743
		4,595,712
Germany−7.0%		
BASF	5,810	803,596
Bayerische Motoren Werke	3,600	241,038
E.ON	1,720	336,046
MAN	3,800	678,036
Merck	2,960	370,180
RWE	1,990	271,611
Salzgitter	1,770	347,891
ThyssenKrupp	5,300	353,096
Wacker Chemie	1,840	451,696
		3,853,190
Greece−.5%		
National Bank of Greece	4,300	**298,805**
Hong Kong−1.1%		
Esprit Holdings	35,000	**595,132**
Ireland−.8%		
Allied Irish Banks	8,200	204,743
Kerry Group, Cl. A	8,700	264,100
		468,843
Italy−2.8%		
ENI	15,102	551,180
Fiat	15,700	507,292
Prysmian	9,230 [a]	265,752
UniCredito Italiano	23,200	199,083
		1,523,307
Japan−15.6%		
Aisin Seiki	7,100	290,686
KDDI	30	227,240
Kenedix	342	751,292
Marubeni	41,000	351,157
Mitsubishi	26,700	830,569

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Mitsui & Co.	32,000	832,405
Mitsumi Electric	8,100	376,201
Nikon	14,000	446,925
Nintendo	2,300	1,450,256
Nippon Yusen	36,400	375,794
Sony	10,600	524,023
Star Micronics	6,300	199,986
Sumitomo Trust & Banking	43,000	319,526
Takeda Pharmaceutical	5,300	331,008
TDK	5,200	427,414
Terumo	5,400	263,207
Toyota Motor	11,400	651,649
		8,649,338
Netherlands—3.0%		
ASML Holding	11,267 [a]	392,273
ING Groep	22,100	993,511
Royal KPN	14,400	271,539
		1,657,323
Norway—1.8%		
Orkla	37,700	700,020
Telenor	11,800 [a]	276,902
		976,922
Singapore—.4%		
Singapore Press Holdings	78,000	**248,552**
Spain—4.8%		
ACS-Actividades de Construccion y Servicios	10,870	672,384
Banco Santander	18,100	393,213
Inditex	4,440	330,204
Repsol	6,400 [a]	252,584
Telefonica	29,800	983,601
		2,631,986
Sweden—.9%		
Sandvik	25,800	**487,160**
Switzerland—7.0%		
ABB	22,650	681,574
Baloise-Holding	3,350	356,180

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Credit Suisse Group	9,900	666,100
Nestle	1,832	845,745
Roche Holding	6,310	1,076,918
Swiss Reinsurance	2,500	234,712
		3,861,229
United Kingdom—17.3%		
AstraZeneca	4,800	236,898
BT Group	76,700	516,847
Charter	16,660 a	373,647
Firstgroup	26,800	443,018
GKN	37,340	281,823
Greene King	18,100	340,283
HBOS	21,300	386,799
International Power	85,260	857,680
Michael Page International	48,990	439,154
National Grid	29,400	474,561
Next	8,990	406,964
Prudential	32,040	514,625
Reckitt Benckiser Group PLC	4,800	279,418
Royal Bank of Scotland Group	38,900	416,649
Royal Dutch Shell, Cl. A	7,058	307,944
Royal Dutch Shell, Cl. B	6,900	298,217
SABMiller	16,000	478,527
Shire	26,200	653,417
Tullet Prebon	29,590	271,877
William Morrison Supermarkets	71,080	437,654
Xstrata	16,780	1,197,648
		9,613,650
United States—4.5%		
iShares MSCI EAFE Index Fund	23,970	2,063,817
PowerShares BLDRS Developed Markets 100 ADR Index Fund	12,760	435,882
		2,499,699
Total Common Stocks (cost $38,713,806)		**53,341,268**

Preferred Stocks—1.5%	Shares	Value ($)
Germany		
Fresenius (cost $559,644)	10,520	**833,873**

Short-Term Investments—.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
4.96%, 12/13/07 (cost $29,863)	30,000 b	**29,865**

Other Investment—.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $500,000)	500,000 c	**500,000**
Total Investments (cost $39,803,313)	**98.9%**	**54,705,006**
Cash and Receivables (Net)	**1.1%**	**598,409**
Net Assets	**100.0%**	**55,303,415**

ADR—American Depository Receipts

a   Non-income producing security.

b   All or partially held by a broker as collateral for open financial futures positions.

c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Industrial	14.3	Energy	5.7
Financial	13.7	Telecommunication Services	5.0
Materials	13.5	Exchange Traded Funds	4.5
Consumer Discretionary	10.3	Utilities	4.0
Information Technology	9.3	Short-Term/	
Consumer Staples	9.2	Money Market Investments	1.0
Health Care	8.4		**98.9**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2007 ($)
Financial Futures Long				
MSCI PAN EURO	16	605,274	December 2007	10,450
TOPIX	1	140,206	December 2007	8,467
				18,917

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	39,303,313	54,205,006
Affiliated issuers	500,000	500,000
Cash		194,639
Cash denominated in foreign currencies	774,851	785,236
Dividends and interest receivable		62,530
Receivable for shares of Common Stock subscribed		58,795
Receivable for futures variation margin–Note 4		4,862
Unrealized appreciation on forward currency exchange contracts–Note 4		16
Prepaid expenses		16,492
		55,827,576
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		57,629
Payable for investment securities purchased		407,167
Payable for shares of Common Stock redeemed		15,639
Unrealized depreciation on forward currency exchange contracts–Note 4		507
Accrued expenses		43,219
		524,161
Net Assets ($)		**55,303,415**
Composition of Net Assets ($):		
Paid-in capital		45,035,240
Accumulated undistributed investment income–net		251,005
Accumulated net realized gain (loss) on investments		(4,890,424)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $18,917 net unrealized appreciation on financial futures)		14,907,594
Net Assets ($)		**55,303,415**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	48,674,189	3,230,303	3,073,837	294,612	30,474
Shares Outstanding	3,093,886	223,101	222,917	18,326	1,999
Net Asset Value Per Share ($)	**15.73**	**14.48**	**13.79**	**16.08**	**15.24**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $103,556 foreign taxes withheld at source):	
Unaffiliated issuers	949,068
Affiliated issuers	36,424
Interest	37,044
Total Income	**1,022,536**
Expenses:	
Management fee–Note 3(a)	368,684
Shareholder servicing costs–Note 3(c)	180,502
Registration fees	62,802
Custodian fees–Note 3(c)	50,890
Distribution fees–Note 3(b)	39,118
Professional fees	33,604
Prospectus and shareholders' reports	10,249
Directors' fees and expenses–Note 3(d)	9,977
Miscellaneous	19,818
Total Expenses	**775,644**
Less–reduction in management fee due to undertaking–Note 3(a)	(13,499)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(5,507)
Net Expenses	**756,638**
Investment Income–Net	**265,898**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	5,954,867
Net realized gain (loss) on financial futures	58,182
Net realized gain (loss) on forward currency exchange contracts	(7,389)
Net Realized Gain (Loss)	**6,005,660**

Net unrealized appreciation (depreciation) on investments
  and foreign currency transactions [including ($5,660)
  net unrealized (depreciation) on financial futures]
	5,475,974

Net Realized and Unrealized Gain (Loss) on Investments	**11,481,634**
Net Increase in Net Assets Resulting from Operations	**11,747,532**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007[a]	2006
Operations ($):		
Investment income–net	265,898	215,571
Net realized gain (loss) on investments	6,005,660	5,421,169
Net unrealized appreciation (depreciation) on investments	5,475,974	3,781,238
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,747,532**	**9,417,978**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(233,857)	(255,718)
Class B shares	–	(3,223)
Class C shares	–	(5,191)
Class I shares	(1,216)	(721)
Class T shares	(67)	(98)
Total Dividends	**(235,140)**	**(264,951)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	5,187,244	3,763,554
Class B shares	738,290	673,536
Class C shares	1,326,086	347,458
Class I shares	827,170	80,404
Class T shares	13,980	5,096
Dividends reinvested:		
Class A shares	225,147	244,082
Class B shares	–	2,762
Class C shares	–	3,538
Class I shares	1,216	721
Class T shares	67	98
Cost of shares redeemed:		
Class A shares	(6,226,155)	(7,008,739)
Class B shares	(928,231)	(924,073)
Class C shares	(549,263)	(132,500)
Class I shares	(767,808)	(2,500)
Class T shares	(25,057)	(2,890)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(177,314)**	**(2,949,453)**
Total Increase (Decrease) in Net Assets	**11,335,078**	**6,203,574**
Net Assets ($):		
Beginning of Period	43,968,337	37,764,763
End of Period	**55,303,415**	**43,968,337**
Undistributed investment income–net	251,005	181,315

	Year Ended October 31,	
	2007[a]	2006
Capital Share Transactions:		
Class A[b]		
Shares sold	373,575	329,952
Shares issued for dividends reinvested	17,279	23,155
Shares redeemed	(450,659)	(625,940)
Net Increase (Decrease) in Shares Outstanding	**(59,805)**	**(272,833)**
Class B[b]		
Shares sold	56,560	64,740
Shares issued for dividends reinvested	–	282
Shares redeemed	(72,890)	(88,698)
Net Increase (Decrease) in Shares Outstanding	**(16,330)**	**(23,676)**
Class C		
Shares sold	108,575	34,897
Shares issued for dividends reinvested	–	380
Shares redeemed	(45,492)	(13,356)
Net Increase (Decrease) in Shares Outstanding	**63,083**	**21,921**
Class I		
Shares sold	60,746	7,215
Shares issued for dividends reinvested	91	67
Shares redeemed	(54,218)	(213)
Net Increase (Decrease) in Shares Outstanding	**6,619**	**7,069**
Class T		
Shares sold	1,056	447
Shares issued for dividends reinvested	5	10
Shares redeemed	(1,936)	(252)
Net Increase (Decrease) in Shares Outstanding	**(875)**	**205**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *During the period ended October 31, 2007, 31,581 Class B shares representing $403,866 were automatically converted to 29,194 Class A shares and during the period ended October 31, 2006, 45,645 Class B shares representing $474,930 were automatically converted to 42,293 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	12.46	9.94	8.57	7.28	5.97
Investment Operations:					
Investment income—net [a]	.09	.07	.07	.09	.03
Net realized and unrealized gain (loss) on investments	3.26	2.53	1.48	1.42	1.41
Total from Investment Operations	3.35	2.60	1.55	1.51	1.44
Distributions:					
Dividends from investment income—net	(.08)	(.08)	(.18)	(.22)	(.13)
Net asset value, end of period	15.73	12.46	9.94	8.57	7.28
Total Return (%) [b]	26.98	26.27	18.18	21.40	24.53
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.50	1.58	1.72	1.95	2.02
Ratio of net expenses to average net assets	1.46	1.55	1.39	1.95	2.02
Ratio of net investment income to average net assets	.62	.60	.74	1.08	.45
Portfolio Turnover Rate	83.37	80.76	64.27	174.49	122.55
Net Assets, end of period ($ x 1,000)	48,674	39,284	34,063	45,440	29,246

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class B Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	11.49	9.19	7.94	6.75	5.54
Investment Operations:					
Investment income (loss)−net[a]	(.03)	(.02)	.00[b]	.02	(.03)
Net realized and unrealized gain (loss) on investments	3.02	2.33	1.37	1.33	1.30
Total from Investment Operations	2.99	2.31	1.37	1.35	1.27
Distributions:					
Dividends from investment income−net	−	(.01)	(.12)	(.16)	(.06)
Net asset value, end of period	14.48	11.49	9.19	7.94	6.75
Total Return (%)[c]	26.02	25.19	17.32	20.30	23.07
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.32	2.39	2.53	2.78	3.04
Ratio of net expenses to average net assets	2.28	2.37	2.19	2.78	3.04
Ratio of net investment income (loss) to average net assets	(.21)	(.22)	.04	.24	(.60)
Portfolio Turnover Rate	83.37	80.76	64.27	174.49	122.55
Net Assets, end of period ($ x 1,000)	3,230	2,752	2,419	2,168	1,936

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

Class C Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	10.94	8.77	7.59	6.47	5.30
Investment Operations:					
Investment income (loss)−net[a]	(.02)	(.02)	.01	.02	(.02)
Net realized and unrealized gain (loss) on investments	2.87	2.23	1.30	1.27	1.25
Total from Investment Operations	2.85	2.21	1.31	1.29	1.23
Distributions:					
Dividends from investment income−net	−	(.04)	(.13)	(.17)	(.06)
Net asset value, end of period	13.79	10.94	8.77	7.59	6.47
Total Return (%)[b]	26.05	25.24	17.35	20.33	23.45
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.28	2.38	2.48	2.77	2.89
Ratio of net expenses to average net assets	2.24	2.35	2.14	2.77	2.89
Ratio of net investment income (loss) to average net assets	(.16)	(.18)	.11	.23	(.41)
Portfolio Turnover Rate	83.37	80.76	64.27	174.49	122.55
Net Assets, end of period ($ x 1,000)	3,074	1,749	1,210	840	663

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class I Shares	2007[a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	12.72	10.15	8.72	7.40	6.08
Investment Operations:					
Investment income–net[b]	.23	.11	.09	.06	.11
Net realized and unrealized gain (loss) on investments	3.23	2.57	1.49	1.45	1.30
Total from Investment Operations	3.46	2.68	1.58	1.51	1.41
Distributions:					
Dividends from investment income–net	(.10)	(.11)	(.15)	(.19)	(.09)
Net asset value, end of period	16.08	12.72	10.15	8.72	7.40
Total Return (%)	27.40	26.57	18.31	20.89	23.21
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.23	1.33	1.63	2.24	2.21
Ratio of net expenses to average net assets	1.21	1.31	1.28	2.24	2.21
Ratio of net investment income to average net assets	1.44	.91	.98	.69	1.24
Portfolio Turnover Rate	83.37	80.76	64.27	174.49	122.55
Net Assets, end of period ($ x 1,000)	295	149	47	19	20

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Class T Shares	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	12.12	9.68	8.39	7.17	5.84
Investment Operations:					
Investment income (loss)−net[a]	.02	.03	.08	(.03)	(.06)
Net realized and unrealized gain (loss) on investments	3.12	2.45	1.40	1.39	1.39
Total from Investment Operations	3.14	2.48	1.48	1.36	1.33
Distributions:					
Dividends from investment income−net	(.02)	(.04)	(.19)	(.14)	−
Net asset value, end of period	15.24	12.12	9.68	8.39	7.17
Total Return (%)[b]	25.98	25.65	17.87	19.22	22.77
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.08	2.30	2.13	3.75	3.47
Ratio of net expenses to average net assets	2.05	1.98	1.78	3.75	3.47
Ratio of net investment income (loss) to average net assets	.17	.23	.77	(.44)	(1.05)
Portfolio Turnover Rate	83.37	80.76	64.27	174.49	122.55
Net Assets, end of period ($ x 1,000)	30	35	26	3	1

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Growth Fund (the "fund") is a separate non-diversified series of Dreyfus Premier International Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to maximize capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $410,924, accumulated capital losses $4,798,941 and unrealized appreciation $14,656,192.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $246,712 of the carryover expires in fiscal 2009, $3,503,697 expires in fiscal 2010 and $1,048,532 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006, were as follows: ordinary income of $235,140 and $264,951, respectively.

During the period ended October 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency gains and losses, the fund increased accumulated undistributed investment income-net by $38,932 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other

Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2007, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken from September 14, 2007 to waive 25% of the fund's management fee through September 13, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $13,499 during the period ended October 31, 2007.

During the period ended October 31, 2007, the Distributor retained $6,561 and $1 from commissions earned on sales of the fund's Class A and Class T shares, respectively and $3,477 and $240 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended October 31, 2007, Class B, Class C and Class T shares were charged $21,676, $17,341 and $101, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B, Class C and Class T shares were charged $108,321, $7,225, $5,781 and $101, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $33,329 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $13,374. Prior to becoming an affiliate, The Bank of New York was paid $37,516 for custody services to the fund for the eight months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $4,660 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $34,399, Rule 12b-1 distribution plan fees $3,857, shareholder services plan fees $11,406, custody fees $8,058, chief compliance officer fees $2,812 and transfer agency per account fees $5,798, which are offset against an expense reimbursement currently in effect in the amount of $8,701.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended October 31, 2007, amounted to $40,073,047 and $40,123,390, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Buys:				
Japanese Yen, expiring 11/1/2007	3,261,889	28,441	28,292	(149)
Japanese Yen, expiring 11/2/2007	6,041,556	52,385	52,401	16
Sells:		Proceeds ($)		
British Pound, expiring 11/1/2007	30,095	62,234	62,592	(358)
Total				**(491)**

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2007, are set forth in the Statement of Financial Futures.

At October 31, 2007, the cost of investments for federal income tax purposes was $40,054,715; accordingly, accumulated net unrealized appreciation on investments was $14,650,291, consisting of $15,388,575 gross unrealized appreciation and $738,284 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier International Growth Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Premier International Growth Fund (one of the funds comprising Dreyfus Premier International Funds, Inc.) as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2007 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier International Growth Fund at October 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended October 31, 2007:

—the total amount of taxes paid to foreign countries was $103,556

—the total amount of income sourced from foreign countries was $443,352.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2007 calendar year with Form 1099-DIV which will be mailed by January 31, 2008. For the fiscal year ended October 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $235,140 represents the maximum amount that may be considered qualified dividend income.

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board held on May 23, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending July 31, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee
and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis
on comparative data supplied by Lipper, Inc., an independent provider
of mutual fund data, including contractual and actual (net of fee waivers
and expense reimbursements) management fees, operating expense
components and total return performance. The fund's performance was
compared to that of a Performance Universe, consisting of all funds with
the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual
management fee and operating expenses were compared to those of an
Expense Universe, consisting of funds with the same or similar Lipper
classification/objective, and an Expense Group, consisting comparable
funds chosen by Lipper based on guidelines previously approved by
the Board. As part of its review of expenses, the Board also considered
other fund expenses, such as transfer agent fees, custody fees, 12b-1 or
non-12b-1 service fees (if any), and other non-management fees.

In its review of performance, the Board noted that the fund's average
annual total return exceeded the median of the Performance Group
and Performance Universe for the one-, three-, and five-year periods
ended March 31, 2007.

In its review of the fund's management fee and operating expenses, the
Board examined the range of management fees and expense ratios of the
funds in the Expense Group and Expense Universe, noting, among other
things, that the fund's actual management fee and total expense ratio were
lower than the median of the Expense Group and Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees
paid to Dreyfus or its affiliates by mutual funds and/or separate accounts
managed by Dreyfus with similar investment objectives, policies and
strategies as the fund (the "Similar Accounts"), and explained the nature
of the Similar Accounts and the differences, from Dreyfus's perspective,
as applicable, in providing services to the Similar Accounts as compared

to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's performance.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

————————

Gordon J. Davis (66)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 36

————————

David P. Feldman (68)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 49

Lynn Martin (67)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women from March 1993-September 2005

Other Board Memberships and Affiliations:
• AT&T Inc., a telecommunications company, Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Chicago Council on Global Affairs
• Coca-Cola International Advisory Council
• Deutsche Bank Advisory Council

No. of Portfolios for which Board Member Serves: 9

————————

Daniel Rose (78)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 34

————————

Philip L. Toia (74)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Private Investor

No. of Portfolios for which Board Member Serves: 19

Sander Vanocur (79)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 34

————————

Anne Wexler (77)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 49

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
International Growth Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DRGLX | Class B: DGLBX | Class C: DIGCX |
| | Class I: DIGRX | Class T: DPITX | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0092AR1007